UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper

as permitted by Regulation S-T Rule 101(b)(7):   ☐

Avianca Holdings Continues Progress in Reorganization Process

Receives Final Court Approval to Protect Ongoing Operations

BOGOTA, Colombia, June 11, 2020 — Avianca Holdings S.A. (NYSE: AVH, BVC: PFAVH) (the “Company” or “Avianca”) today announced that the U.S. Bankruptcy Court for the Southern District of New York recently granted final approvals for most of the Company’s “first day” motions to help ensure that Avianca continues normal business operations throughout the reorganization process.

Among other things, the Court provided final approval for motions that will allow Avianca to:

•

Maintain its network of customer programs throughout the process. Customers can continue to arrange travel and fly with Avianca in the same way they always have. Additionally, Avianca customers will continue to accrue miles when they fly with Avianca, and can continue to redeem miles earned through LifeMiles™ to purchase tickets with Avianca during this process.

•

Honor various prepetition and ongoing obligations owed to certain of its travel agency partners, interline and codeshare partners, and vendors and suppliers. The Company will continue to pay vendors and suppliers, as well as travel agency partners, in the ordinary course for goods and services provided on or after May 10, 2020.

•	Pay accrued and ongoing prepetition taxes and fees, as well as insurance and surety bond obligations, as they come due in the ordinary course of business.

Anko van der Werff, Chief Executive Officer of Avianca, said, “We are pleased that the Court has granted final approval for most of our ’first day’ motions, which enables us to continue moving forward in our reorganization process. These approvals reinforce our ability to continue operating through this process and underscore our progress toward emerging as a highly competitive and successful carrier in the Americas. We look forward to continuing our productive engagement with key stakeholders and other interested parties and welcoming customers back to the skies once travel restrictions are lifted. We remain steadfast in our commitment to connecting people, families and businesses, and we thank our stakeholders for their continued support.”

As previously announced, on May 10, 2020, Avianca and certain of its subsidiaries and affiliates filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York to preserve and reorganize Avianca’s businesses. LifeMiles™, Avianca’s loyalty program, is administered by a separate company and is not part of the Chapter 11 filing. Avianca customer programs are continuing and customers can arrange travel and fly with Avianca as they always have. Avianca is committed to continue serving customers with safe, reliable air travel as COVID-19 travel restrictions are gradually lifted.

Additional Resources

Additional resources for customers and other stakeholders, and other information on Avianca’s filings, can be accessed by visiting the Company’s Reorganization website at aviancawillkeeponflying.com. Court filings and other documents related to the Chapter 11 process in the U.S. are available on a separate website administered by Avianca’s claims agent, Kurtzman Carson Consultants, at www.kccllc.net/avianca. Information is also available by calling (866) 967-1780 (U.S./Canada) or +1 (310) 751-2680 (International), as well as by email at www.kccllc.net/avianca/inquiry.

About Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH)

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 158 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, Avianca Holdings had revenues of US$4.6 billion in 2019 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability and 4) repositioning of non-strategic assets. On May 24, 2019, control of Avianca Holdings was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(571) (5877700)

U.S. and Europe Media Contact

Avianca:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Central America Media Contacts

Avianca:

Adriana Paulinne Sánchez, Corporate Communications

Adriana.sanchez@avianca.com

LLYC:

Alejandra Aljure, Director

aaljure@llorenteycuenca.com

Colombia and South America Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

SIGNATURES

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 11, 2020

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo

Name:	Richard Galindo
Title:	General Secretary